

January 28, 2011

Via Fax & U.S. Mail

Mr. Joel Stohlman
President and Chief Executive Officer
Laufer Bridge Enterprises, Inc.
3276 Buford Drive
Building 104, Suite 320
Buford, Georgia 30519

> **Re: Laufer Bridge Enterprises, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 333-149177**

Dear Mr. Stohlman:

We issued comments to you on the above captioned filing on January 10, 2011. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 11, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 11, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Joel Stohlman
                (212) 644-6498